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                [CACCIAMATTA ACCOUNTANCY CORPORATION LETTERHEAD]




April 30, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:   CEC Properties, Inc.

We were previously the principal accountants for CEC Properties, Inc. and, under the date of February 8, 1996, we reported on the consolidated balance sheets of CEC Properties, Inc. and Subsidiary as of and for the years ended October 31, 1995 and 1994 and the related consolidated statements of income, stockholders equity and cash flows for each of the three years in the period ended October 31, 1995. On February 17, 1997, our appointment as principal accountants was terminated. We have read CEC Properties, Inc.'s statements included under Item 5 of its Form 8-K dated March 27, 1997 and we agree to paragraphs 2 through 3, but have no knowledge of paragraphs 4 and 5.

Very truly yours,



CACCIAMATTA ACCOUNTANCY CORPORATION